UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

								July 14, 2005

via U.S. mail and facsimile

Mr. Daniel W. Dienst
Chairman of the Board
Metals USA, Inc.
One Riverway, Suite 1100
Houston, Texas  77056


Re:	Metals USA, Inc.
	Schedule 13e-3
Filed on June 14, 2005
File No. 5-51963
Preliminary Merger Materials on Schedule 14A
Filed on June 14, 2005
File No. 0-13123
	Form 10-KSB/A
	Filed on April 28, 2005
	File No. 0-13123

Dear Mr. Dienst:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that Apollo Capital Management V, Inc. and AIMV Management, Inc. are the general partners of various Apollo filing persons and that Mr. Black and Mr. Hannan are the directors and principal officers of Apollo Capital Management V, Inc. and AIMV Management, Inc. Please explain supplementally why Apollo Capital Management V, Inc., AIMV Management, Inc., Mr. Black and Mr. Hannan are not filing persons on the Schedule 13E-3. It appears that these persons may have separate filing obligations. Please explain or revise your disclosure as appropriate. See Section II.D.3 of the Division of Corporation Finance "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.
2. It appears that members of senior management of Metals USA may be engaged in this going private transaction, and thus be filing persons, if they are allowed to make an investment in the surviving corporation or Flag Holdings subsequent to the merger. Therefore, please tell us what consideration was given as to whether these individuals should be included as filing persons on the Schedule 13E-
3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

Item 13.  Financial Information
3. We note your statement that subsection (b) of this item is not applicable. Please tell us your basis for that statement.

Preliminary Merger Materials on Schedule 14A

General

4. Update the document to provide the latest available information and to the extent possible, fill in all information you currently omit, including information relating to the record date. If the information you provide may change prior to filing definitive materials, include brackets to indicate this. For example, you currently omit information relating to share ownership by Citadel Investment Group on page 8. Also, on page 48, you omit the information regarding amounts outstanding under the loan and security agreement with Bank of America. Furthermore, you reference the percentage premium that shareholders will receive if the merger is adopted and consummated. However, based on the current trading price, that premium is no longer accurate. Please revise accordingly. Finally, update your disclosure as to the status of the prepayment of the promissory note in favor of Bank One, N.A.

Letter to Shareholders

5. Revise your Letter to Shareholders to make clear that voting in favor of the merger will have the effect of taking the company private and that they will no longer hold any ownership interests in the new company. Also, explain the term "going private" the first time you use it, so that shareholders will understand the purpose and effect of this transaction.

Questions and Answer About the Special Meeting and the Merger,
page 1
6. Please consolidate the disclosure in the Question and Answer section and the Summary section to avoid duplication of the same information. When consolidating this disclosure, please maintain the cross-references (currently in your Summary section) to the more detailed disclosure of each issue. You should also include a short summary term sheet that complies with the requirements of Item
1001
of Regulation M-A.

Who will bear the cost of this solicitation?, page 3

7. We note that solicitations will be made by mail, telephone, facsimile, and in person. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule
14a-6(b) and (c).  Please confirm your understanding.

8. Also, explain the "similar means" to which you refer. Do you intend to solicit via the internet? If so, expand your disclosure to so state.

Summary, page 4

9. The first sentence in your introductory paragraph states that the summary "may not contain all of the information that is important to you." A summary, by its very nature, does not and is not required to contain all the detailed information that is in the prospectus. Delete or revise this statement. Make similar revisions to the opening paragraph of the section entitled "The Merger Agreement" beginning on page 62.

The Special Meeting, page 15

Voting by Directors and Executive Officers, page 16

10. Expand your disclosure to quantify the number of shares and percentage of outstanding common stock held by the directors and Messrs. Freeman and Hageman that will be voted in favor of the adoption of the merger agreement. Also, state whether these individuals have entered into any written voting agreements relating to the merger. We may have further comment.

Adjournments and Postponements, page 17
11. The staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to solicit additional proxies to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

Special Factors, page 17
12. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See
Rule
13e-3(e)(1)(ii).   Please revise.

Background of the Merger, page 17
13. We note that prior to January 2005 your board considered various strategic alternatives including mergers, acquisitions and the potential sale of the company. Describe these potential transactions to the extent that they resulted in offers for your securities or assets. Disclose whether your board or management hired a financial advisor to assist the board or management or whether CIBC World Markets provided advice with respect to these potential transactions.
Finally, expand to discuss why the board did not pursue any of the various strategies considered.

14. Clarify to whom you are referring when you use the term
"management" or "senior management" as compared to the board.
15. Please correct the reference to December 2005 in the last sentence of the second paragraph of this section.

16. We note your disclosure beginning on page 17 relating to the Background of the Merger and the various meetings and phone conversations that took place leading up to the May 18, 2005 execution of the merger agreement. We also note your disclosure at the bottom of page 18 regarding the board`s determination that "conducting an auction" was not in the best interests of the company.
Expand your disclosure to provide a discussion that:

* explains why you began participating in meetings with "several private investment management firms...to discuss the Company`s business."

* addresses the background and events leading up to the decision to take the company private, including the purposes for the transaction and the reasons for the decision to pursue a merger transaction as opposed to any alternative and for undertaking the transaction at this time. In this regard, we note your disclosure relating to the reasons for the merger beginning on page 24.

* addresses any alternatives explored and any other potential offers
received by the company and/or its Board of Directors. For each alternative, you should discuss why you did not find the alternative to be favorable or preferential to the conversion and provide more detail as to your analyses and your reasons for not pursuing the other alternatives. In that regard, we note your disclosure in the second bullet point on page 25 stating that the "merger [is] more favorable to stockholders than any other alternative reasonably available to the Company and its stockholders...."

Furthermore, explain in necessary detail the effects of the merger on the subject company, its affiliates and unaffiliated security holders or provide a precise cross-reference to more detailed disclosure.
See Items 1013 and 1014(f) of Regulation M-A. We may have further comment upon reviewing your response.

17. For each meeting, state whether Mr. Goncalves was present at the meeting and, aside from his negotiations of his employment with the new company and related agreements or investments, any role he took in the negotiations or discussions between the Board and Apollo, the
Board and counsel, the Board and Jefferies, or amongst the Board itself. We may have further comment.
18. We note that beginning with the May 2, 2005 meeting, the parties to negotiations acknowledged a downturn in the debt financing markets and a deterioration of the steel markets. Please describe the developments in these markets in additional detail and describe the tangible effects on both the company and the acquiror.
19. On a related note, please disclose what response, if any, the company made or what action it took as a result of the reduction of
Apollo`s offer from $26.50 to $23 per share on May 2. Please provide similar disclosure with respect to the further potential reduction of the offer price to approximately $22.75 on May 5.


Reasons for the Merger, page 24

20. We note your disclosure in the second bullet point on page 27. Advise us from whom you must receive consents and approvals and their status. You may also provide a precise cross-reference to your more detailed disclosure as it appears later in the document. Also, update us as to the status of these consents and approvals.
21. We note that the board of directors did not consider the liquidation value or the net book value of the company in its analysis of the fairness of the merger. If either the liquidation value or the net book value was higher than the merger consideration, please disclose. Note that an intent to liquidate is not dispositive of the relevance of this valuation methodology.

22. We note that Jefferies "made a presentation" to the board of directors on May 10, 2005 and delivered its opinion to the board on
May 18, 2005. We also note the inclusion of certain presentation materials as Exhibit (c)(5) to the Schedule 13e-3. Confirm that that these materials include any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item
1015 of Regulation M-A.
23. Please provide additional disclosure about your relationship with
CIBC World Markets.  For example, when did you hire or retain
CIBC?
What was the purpose for it? What is CIBC`s involvement in advising your board of directors in connection with this transaction? Why did
CIBC continue providing advice after its potential conflict of interest was identified and after Jefferies had been contacted?

Opinion of Jefferies & Company, Inc., page 28
24. With respect to the financial analyses, include a summary of the results achieved in each analysis, including calculations performed, multiples used and any assumptions made, and a description of how those results (i) were calculated from the underlying data, (ii) compare with the per share consideration offered to security holders, and (ii) support the ultimate fairness of the merger. For example,
(i) list the comparable companies and transactions used in your analyses and disclose the financial information used from each of those companies and transactions; (ii) with respect to the Comparable
Company Analysis, show in tabular form how Jefferies determined an implied enterprise value for your company and disclose the LTM EBITDA used; (iii) with respect to the Selected Precedent Transaction Analysis, disclose the publicly available estimates used and explain why Jefferies used a reference range of your LTM revenue; and (iv) with respect to the Discounted Cash Flow Analysis, show in tabular form how Jefferies determined an implied enterprise value for your company and explain why Jefferies used the EBITDA multiples and discount rates it chose.

Comparable Company Analysis, page 32
25. Explain why the companies excluded from this analysis, as stated in the footnotes to the table, were not "meaningful."
26. Please explain why mathematical analysis is not a meaningful method of using comparable company data as is stated in the last sentence of this section.

27. Provide a description of any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Jefferies & Company, its affiliates, or unaffiliated representative and the company or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

28. Delete any suggestion that your discussion of the fairness opinion may be incomplete. Your reference to the opinion suggests that it contains additional information when, based upon our review, the contents of that opinion are essentially identical to that contained in this summary. Ensure that all of the information considered material to Jefferies in making its fairness determination is adequately discussed in the revised Schedule 14A. We may have further comment.
29. We note in the fairness opinion that Jefferies has provided, and may continue to provide, financial advisory and financing services to the acquiror or its affiliates. Disclose the extent of these services here.

Financial Advisory Services of CIBC World Markets Corp., page 34

30. Identify the date upon which the company retained CIBC World
Markets Corp. as its exclusive financial advisor.
31. Please describe in more detail the analyses conducted by CIBC as required by Item 1015(b)(6) of Regulation M-A.


32. Provide a description of any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between CIBC World Markets Corp., its affiliates, or unaffiliated representative and the company or its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. To the extent applicable, disclose whether any portion of the fee is contingent upon consummation of the transaction.

Position of C. Lourenco Goncalves, Terry L. Freeman and John A.
Hageman..., page 37
Position of Merger Sub, Parent, Apollo and the Apollo Affiliates, page 38

33. Remove your disclaimer in the first sentence of the second paragraph on page 38 regarding the factors being "believed to include all material factors considered by each of them." As filing persons, this information should be accurate and true as opposed to a belief.
Make similar revisions to your statements in the first sentence of the second paragraph on page 40.
34. We note that none of Merger Sub or its affiliates considered the liquidation value or the net book value of the company in their analysis of the fairness of the merger. If either the liquidation value or the net book value was higher than the merger consideration, please disclose. Note that an intent to liquidate is not dispositive of the relevance of this valuation methodology.

Purposes, Reasons and Plans for Metals USA after the Merger, page
41

35. Expand your disclosure to briefly describe the "rewards and risks of ... ownership" to which you refer in the second paragraph. Also, provide expanded disclosure of the "obligations and constraints, and the related direct and indirect costs and personnel requirements, associated with having publicly traded equity securities. To the extent possible, quantify the amounts that will no longer be required to be expended on these responsibilities of publicly traded companies.

36. Quantify the "agreed upon equity investment" required of Messrs.
Goncalves, Freeman, and Hageman. In the alternative, you may also provide a precise cross-reference to this information as it appears elsewhere in the document.

37. Provide the information required by Item 1004(e) of Regulation
M-
A.

Certain Effects of the Merger, page 41
38. We note that Flag Holdings will make a determination no later than three business days prior to the effective time of the merger whether any additional members of Metals USA management will be allowed to have their options for common stock in Metals USA converted into options for shares in Flag Holdings. Please tell us how you plan to provide disclosure of this election to Metals USA security holders prior to the special meeting of stockholders.

Interests of the Company`s Directors and Executive Officers in the Merger, page 48
39. We note that members of senior management other than Mr. Goncalves, Mr. Freeman and Mr. Hageman may obtain equity interests in the surviving corporation or Flag Holdings subsequent to the effective time of the merger. Please identify these individuals and disclose their potential investment.

Material U.S. Federal Income Tax Consequences, page 58

40. Revise your opening paragraph to state that you are discussing all rather than "certain" material U.S. federal income tax consequences and ensure that your discussion is complete.
41. Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Selected Financial Information, page 76
42. Provide the book value per share information required by Item
1010(a)(4) and (c)(5) of Regulation M-A.

Dissenters` Rights of Appraisal, page 81

43. We note your disclaimer and qualification by reference to Section
262 of the DGCL. Confirm that you have included all material information relating to a shareholders` right of appraisal. For example, you state that, "[f]ailure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of your appraisal rights." As shareholders are entitled to rely upon your disclosure and should not be required to read applicable legal regulations, ensure that you provide a complete discussion of the steps that shareholders wishing to assert dissenter`s rights must follow in order to satisfy the conditions for receiving appraisal of their shares.

44. We note your statement that "the Company`s stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors." However, because shareholders may rely on the disclosure that appears in your proxy materials, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage that consultation.
Beneficial Ownership of Common Stock, page 84

45. Identify the natural person(s) with investment decision and voting power for Citadel Limited Partnership and Brandywine Asset
Management, LLC.

Where You Can Find Additional Information, page 86

46. Revise your disclosure to reference the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Form 10-KSB/A for the year ended December 31, 2004, filed on April
28, 2005

Item 1. Business, page 3

Government Regulation and Environmental Matters, page 10

47. Expand your disclosure in this section to briefly discuss each environmental regulation to which you are subject. For each regulation, include a discussion of any permits required under the regulations, the expiration dates of the permits, and the costs of compliance.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
...., page 21

Results of Operations - Year Ended December 31, 2004 Compared to
2003, page 26

48. You attribute your decrease for each item to the same source, namely "higher average realized sales prices together with fixed costs being spread over a higher volume of net sales." Revise your disclosure to describe the increase or decrease from the prior period to more specifically. Also, simply attributing the overall increase or decrease to an increase in a segment of the line item does not adequately provide a reason for an increase or decrease from the prior period. Make similar revisions throughout your results of operations section, including the section entitled "Results of Operations by Segment" beginning on page 30. We may have further comment.


Financing Activities, page 35

49. Expand your disclosure to briefly discuss the business reason for the March 24, 2004 and November 9, 2004 amendments to your revolving credit facilities, which resulted in an increase in the size of the facility.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Please contact Melinda Kramer at (202) 551-3726 or the undersigned, at (202) 551-3619 with any other questions. Please address all correspondence to mail stop 7010.

      Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
Acquisitions

cc:	via facsimile
      Lorne Smith, Esq.

	Melinda Kramer



??

??

??

??

Mr. Daniel W. Dienst
Metals USA, Inc.
July 14, 2005
page 1